FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	May	2003
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3300, 400 Third Avenue SW, Calgary, Alberta, Canada T2P 4H2
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	ü

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	ü

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Superior Energy Inc. By:
Date: May 20, 2003	Name: Robert Pilling Title: Vice President and Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Notice of Annual and Special Meeting and Management Proxy Circular	3

CANADIAN SUPERIOR ENERGY INC.

Annual and Special Meeting of Shareholders

To be Held on June 27, 2003

NOTICE OF ANNUAL AND SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

April 30, 2003

The attached Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Canadian Superior Energy Inc. for use at an annual and special meeting of holders of common shares of Canadian Superior Energy Inc. to be held on June 27, 2003 at the time and place and for the purposes set out in the accompanying Notice of Annual and Special Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the meeting, other than as contained in the Management Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

CANADIAN SUPERIOR ENERGY INC.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta  T2P 4H2

April 30, 2003

Dear Shareholder:

We are pleased to invite you to attend our Annual and Special Meeting of holders of common shares of Canadian Superior Energy Inc. to be held in the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, T2P 0L5 on June 27, 2003, commencing at 10:30 a.m. (Calgary time).

The items of business to be acted on by the shareholders are set forth in the enclosed Notice of Annual and Special Meeting and Management Information Circular.  As your vote is important, your shares should be represented at the meeting whether or not you are able to attend.  If you do not plan to attend, please complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions.

Sincerely,

(Signed) Gregory S. Noval,
President and Chief Executive Officer
Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta  T2P 4H2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO:

THE SHAREHOLDERS OF CANADIAN SUPERIOR ENERGY INC.

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the holders of common shares of Canadian Superior Energy Inc. (the “Corporation”) will be held in the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, T2P 0L5 on June 27, 2003, commencing at 10:30 a.m. (Calgary time), for the following purposes:

1.

to receive the financial statements for the year ended December 31, 2002 and the auditors’ report thereon;

2.

to approve the appointment of KPMG LLP as auditors for the ensuing year and authorize the board of directors (the “Board of Directors”) of the Corporation to fix such auditors’ remuneration;

3.

to elect the Board of Directors;

4.

to consider and, if deemed advisable, approve a resolution authorizing the Corporation to amend the Corporation’s stock option plan (the “Plan”) to increase the maximum number of common shares that may be reserved for issuance pursuant to options granted under the Plan;

5.

to consider and, if deemed advisable, approve a special resolution authorizing the Corporation to reduce its stated capital by deducting from the stated capital account maintained for the common shares of the Corporation $17,057,000, being the Corporation’s deficit as at December 31, 2002; and

6.

to transact such other business as may be properly brought before the Meeting or any adjournment thereof,

each as described in the Management Proxy Circular accompanying this Notice.

The Board of Directors has fixed May 15, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE MANAGEMENT INFORMATION CIRCULAR WHICH ACCOMPANIES THIS NOTICE AND WHICH IS EXPRESSLY MADE A PART OF THIS NOTICE.

Shareholders who are unable or do not wish to attend the Meeting are requested to date, sign and return the enclosed instrument of proxy duly completed to Computershare Trust Company of Canada, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than 48 hours (excluding Saturdays, Sundays and holidays in Alberta) before the time set for the Meeting or any adjournment thereof, to ensure representation whether or not such shareholder is able personally to attend the Meeting.  If the shareholder receives more than one instrument of proxy because such shareholder owns common shares of the Corporation registered in different names or addresses, each instrument of proxy should be completed and returned.

DATED at Calgary, Alberta as of April 30, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Robert A. Pilling, Secretary

- # -

CANADIAN SUPERIOR ENERGY INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

REVOCABILITY OF PROXIES

VOTING OF PROXIES

VOTING SHARES AND RECORD DATE

Common Shares

Record Date

Advice to Beneficial Shareholders

PRINCIPAL HOLDERS OF VOTING SHARES

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

Stock Option Plan

Compensation Committee

Report on Executive Compensation

Executive Employment Contracts

Directors’ and Officers’ Liability Insurance

Performance Graph

COMPENSATION OF DIRECTORS

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

Election of Directors

Amendment of Stock Option Plan

Reduction of Stated Capital

OTHER MATTERS

APPROVAL

CERTIFICATION

SOLICITATION OF PROXIES

This management information circular is furnished by the management of Canadian Superior Energy Inc. (the Corporation”) in connection with the solicitation of proxies for use at the Annual and Special Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of the Corporation to be held in the Viking Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, T2P 0L5 on June 27, 2003, commencing at 10:30 a.m. (Calgary time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting and this management information circular.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT OF THE CORPORATION.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION.  A HOLDER OF COMMON SHARES SUBMITTING AN INSTRUMENT OF PROXY HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSONS DESIGNATED IN THE INSTRUMENT OF PROXY TO ATTEND AND ACT FOR HIM AT THE MEETING.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY.

To be used at the Meeting, the completed instrument of proxy must be deposited at the offices of Computershare Trust Company of Canada (“Computershare”), 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not later than 48 hours, excluding Saturdays, Sundays and holidays in Alberta, before the time set for the Meeting or any adjournment thereof.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation at a nominal cost.  All costs in connection with the solicitation of proxies will be borne by the Corporation.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it at any time prior to the exercise thereof either by (a) signing an instrument of proxy bearing a later date and depositing the same with Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays in Alberta) before the time set for the holding of the Meeting or any adjournment thereof, or with the chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted on has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification.  In the absence of any such specification, the persons named in the instrument of proxy, who are officers and directors of the Corporation, will, if named as proxy, vote in favour of the resolutions set forth in the accompanying Notice of Annual and Special Meeting.

The enclosed instrument of proxy confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Annual and Special Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this management information circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.  If any such amendment, variation or other matter properly comes before the Meeting, the Common Shares represented by proxies in favour of management will be voted on such matters in accordance with the best judgement of the person named in the instrument of proxy.

VOTING SHARES AND RECORD DATE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”).  As at the date hereof, there are 87,627,006 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all annual and special meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share.  Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive such dividends as the board of directors of the Corporation (the “Board of Directors” or the “Board”) declare and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Common Shares.

Record Date

The Board of Directors has fixed May 15, 2003 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.  Shareholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Common Shares acquired after the Record Date and who have produced properly endorsed certificates evidencing such share ownership or who otherwise establish to the satisfaction of the Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to the Corporation, that their names be included in the list of shareholders, are entitled to vote at the Meeting.  Only instruments of proxy from registered shareholders as of the Record Date can be recognized and voted at the Meeting.  Persons who are beneficial holders of Common Shares as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

Advice to Beneficial Shareholders

Holders of Common Shares who do not hold their shares in their own name but instead hold their shares through their brokerage firm or financial institution are commonly known as “Beneficial or Non-Registered Shareholders” and are advised to carefully follow the instructions enclosed in their proxy package when completing their voting instruction card.  Every intermediary (brokerage firm) has its own mailing procedure and provides its own return instructions which should be carefully followed.  All references to holders of Common Shares in this management information circular, the accompanying instrument of proxy and notice of the meeting are to shareholders of record unless specifically stated otherwise.

PRINCIPAL HOLDERS OF VOTING SHARES

As of the date hereof, to the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all equity shares of the Corporation.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides a summary of the compensation earned during the last three financial years by the President and Chief Executive Officer of the Corporation, the Vice President and Corporate Secretary, the (former) Vice President, Corporate Development, the Director, East Coast Operations and the Manager, Field Operations being the only officers of the Corporation whose salary and bonus exceeded $100,000 in the fiscal year ended December 31, 2002 (the “Named Executive Officers”).

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Gregory S. Noval, President and Chief Executive Officer	2002 2001 2000	262,500 157,500 120,697	37,500 nil 166,667	6,308 4,781 3,464	500,000 500,000 nil	nil nil nil	nil nil nil	nil nil 3,000
Robert A. Pilling, Vice President and Corporate Secretary	2002 2001 2000	157,500 131,250 71,640	37,500 nil nil	2,224 1,784 750	100,000 300,000 50,000	nil nil nil	nil nil nil	nil nil nil
Richard Watkins, Former Vice President, Corporate Development(1)	2002 2001 2000	93,269 120,000 10,000	nil nil nil	33 nil nil	50,000(2) 50,000 100,000	nil nil nil	nil nil nil	nil nil nil
Michael E. Coolen, Director, East Coast Operations	2002 2001 2000	210,000 93,154 nil	nil nil nil	675 nil nil	nil 150,000 nil	nil nil nil	nil nil nil	nil nil nil
Leigh Bilton, Manager, Field Operations	2002 2001 2000	131,334 nil nil	nil nil nil	nil nil nil	100,000 nil nil	nil nil nil	nil nil nil	nil nil nil

Notes

(1)

Resigned from the Corporation on September 15, 2002.

(2)

These options were cancelled upon his resignation.

Stock Option Plan

The Corporation has adopted a stock option plan (the “Plan”) for directors, senior officers, employees and key consultants of the Corporation and its subsidiaries.  The number of options and the exercise price thereof is set by the Board of Directors at the time of grant provided that the exercise price shall not be less than the market price (as defined in the Plan) on the date such options are granted.  The options granted under the Plan are exercisable for a period of not greater than ten years from the date of grant and may vest at such times as the Board of Directors may determine at the time of grant.

The Plan has been approved by the holders of Common Shares and complies with the current rules of the Toronto Stock Exchange (the “TSX”) relating to the exercise price of stock options and, as required by those rules as they currently stand, sets the maximum number of Common Shares that can be reserved for issuance pursuant to options granted under the Plan.

As at the date of this management information circular, the Corporation has outstanding options to purchase 5,815,668 Common Shares.

Share Option Grants During 2002

The following table sets forth information regarding the grants to the Named Executive Officers of options to purchase Common Shares during the Corporation’s most recently completed financial year ended December 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options on Date of Grant ($/security)	Expiration Date
Gregory S. Noval, President and Chief Executive Officer	250,000 250,000	9.28% 9.28%	1.60 1.10	1.52 1.10	March 12, 2012 October 21, 2012
Robert A. Pilling, Vice President and Corporate Secretary	50,000 50,000	1.86% 1.86%	1.60 1.10	1.52 1.10	March 12, 2012 October 21, 2012
Richard Watkins, Former Vice President, Corporate Development	50,000(1)	1.86%	1.60	1.52	March 12, 2012
Michael E. Coolen, Director, East Coast Operations	nil	n/a	n/a	n/a	n/a
Leigh Bilton, Manager, Field Operations	75,000 25,000	2.78% 0.93%	1.60 1.10	1.52 1.10	March 12, 2012 October 21, 2012

Note

(3)

These options were cancelled upon his resignation.

Share Option Exercises During 2002 and Fiscal Year-End Option Values

The following table shows the number and aggregate value of options exercised by the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2002, and the value, as at December 31, 2002, of the unexercised options held by the Named Executive Officers:

- # -

Name			Unexercised Options at FY-End		Value of Unexercised in-the-Money Options at FY-End
	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gregory S. Noval, President and Chief Executive Officer	nil	nil	1,175,000	nil	562,000	nil
Robert A. Pilling, Vice President and Corporate Secretary	nil	nil	450,000	50,000	274,000	20,000
Richard Watkins, Former Vice President, Corporate Development	150,000	119,000	nil	nil	nil	nil
Michael E. Coolen, Director, East Coast Operations	50,000	89,000	nil	100,000	nil	nil
Leigh Bilton, Manager, Field Operations	nil	nil	100,000	100,000	70,000	10,000

Compensation Committee

During 2002, the Corporation did not have a compensation committee of its Board of Directors.  Instead, the full Board performed the duties of a compensation committee.  The following individuals comprised the Board during 2002:  Gregory S. Noval, Thomas J. Harp, Robert A. Pilling, Frederick T. Purich, Charles Dallas, Donald W. Axford, Dale G. Blue, J. Ronald Woods and Leigh Bilton.  Leigh Bilton joined the Board of Directors on May 24, 2002 and Donald W. Axford retired at the age of 82 from the Board of Directors effective January 1, 2003.  Messrs. Noval, Pilling and Bilton were the only members of the Board who were officers of the Corporation during 2002.

Report on Executive Compensation

The Corporation’s executive compensation program has three components:  base salary, bonus payments and stock options.

Base salaries, including that of the Named Executive Officers, are determined based on competitive levels for oil and gas companies of comparable size.

Bonuses are considered to be a normal part of executive incentive compensation.  Other than as outlined below in “Executive Employment Contracts”, bonuses are paid periodically at the discretion of the Board of Directors based on performance.

Stock options are granted to participants including officers and senior employees.  Stock option grants are dependent upon individual performance.  Guidelines for the number of stock options to be granted to each participant are determined by the Board of Directors.

Executive Employment Contracts

The Corporation has executive employment contracts with each of Gregory S. Noval and Robert A. Pilling.  Each such agreement is for an indefinite term (in some cases with an initial three year term but automatically renewed), ending when the employment of the officer is terminated voluntarily or involuntarily pursuant to the agreement.  The officer’s salary (which may be increased from time to time by the Board) and entitlement to benefits, including options, are set forth in the agreement which also provide for certain bonuses.

The employment of the officer may be terminated by the Corporation on his permanent disability or death or for just cause.  Termination for other reasons obligates the Corporation to pay to the officer two or three times (depending on the officer) his annual salary (less required deductions), extend his benefits for the earlier of one year from termination or until the officer accepts alternate employment and accelerate the vesting of all unvested options.  In addition, certain officers may elect to treat their employment as having been terminated, and receive the same multiple salary, benefits and option rights if their title is removed without their consent, their responsibility, authority or reporting requirements are significantly downgraded or their remuneration is materially decreased.

Directors’ and Officers’ Liability Insurance

The Corporation maintains insurance for its directors and officers and the directors and officers of its subsidiaries in respect to the performance by them of the duties of their offices.  The amount of coverage is $10,000,000 (USD), with a $100,000 (USD) deductible for each claim.  The insurance premium for the policy period November 30, 2002 to November 30, 2003 was $225,000 (USD).

- # -

Performance Graph

The following graph and table illustrate the Corporation’s cumulative total shareholder return for the last five years, based on a $100 investment compared to the five year rate of return from a similar investment in the S&P/TSX Composite Index:

[

Year	S&P / TSX Composite Index	Canadian Superior(1)
1997 1998 1999 2000 2001 2002	$100.00 $96.80 $125.60 $133.30 $114.80 $98.70	$100.00 $84.00 $56.00 $90.00 $159.00 $150.00

Note:

(4)

Effective August 28, 2000, the Corporation consolidated its Common Shares on a one-for-two basis.  All calculations have been made on a post-consolidation basis.

COMPENSATION OF DIRECTORS

Non-management directors of the Corporation receive an annual honorarium of $2,500.  In addition, non-management directors receive fees of (i) $1,000 for each directors’ meeting attended in person; (ii) $500 for each directors’ meeting attended by telephone; and (iii) $500 for each committee meeting attended.  Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.  The directors of the Corporation may also be granted stock options pursuant to the Corporation’s stock option plan.  See “Compensation of Executive Officers – Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table sets forth the indebtedness of directors, executive officers and senior officers, and their associates, of the Corporation or any subsidiaries in connection with the purchase of Common Shares.  The aggregate amount of such indebtedness as of April 30, 2003 was nil.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 ($)	Amount Outstanding as at April 30, 2003 ($)	Financially Assisted Securities Purchases During 2002 (#)	Security for Indebtedness
Gregory S. Noval, Director and President and Chief Executive Officer	Lender(1)	87,500	nil	nil	Loan Agreement and Promissory Note(2)
Robert A. Pilling, Vice President and Corporate Secretary	Lender(1)	87,500	nil	nil	Loan Agreement and Promissory Note(2)

Notes:

(5)

The Corporation is the lender in each case.

(6)

Each of the loans was made by the Corporation on a limited-recourse basis and is secured by a promissory note.  Recourse is limited solely to the Common Shares purchased with the loans.

The following table sets forth the indebtedness of directors, executive officers and senior officers, and their associates, of the Corporation or any subsidiaries that was not entered into in connection with the purchase of Common Shares.  The aggregate amount of such indebtedness as of April 30, 2003 was nil.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 ($)	Amount Outstanding as at April 30, 2003 ($)
Hughes Air Corp. (1)	Creditor (2) (3)	1,129,000	nil

Notes:

(7)

A Corporation controlled by Gregory S. Noval, who is a Director and President and Chief Executive Officer.

(8)

The Corporation is a creditor to Hughes Air Corp.

(9)

The account receivable was non-interest bearing and due on demand.

The President and Chief Executive Officer of the Corporation has assigned to Hughes Air Corp. (“Hughes”), a company controlled by him, his right to receive a payment from the Corporation which became payable to him under an executive employment contract with the Corporation dated July 1, 2000 when his equity position in the Corporation fell below a specified amount.  The Corporation and Hughes agreed to set off amounts owed to each other, such that all obligations from Hughes to the Corporation were extinguished.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation’s last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee for director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation since the commencement of the Corporation’s last completed fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person referred to in (a) or (b).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management believe in the importance of sound corporate governance.  The TSX requires every listed company to annually disclose corporate governance practices with specific reference to the guidelines established by the TSX Committee on Corporate Governance in Canada.  The TSX report recognizes that the unique characteristics of individual Corporations will result in varying degrees of compliance with the guidelines.  The Board of Directors and senior management will continue to monitor the Corporation’s corporate governance practices on an on-going basis to ensure they are appropriate and in compliance with applicable legal requirements.  The Corporation’s corporate governance practices are contained in Schedule A.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

The current auditors of the Corporation since 1996, Brown Smith Owen LLP, have declined to stand for re-appointment at the expiry of their current term of office, being the date of the Meeting.  The Corporation proposes that KPMG LLP be appointed as auditors of the Corporation and, unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the appointment of KPMG LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the Board of Directors.  The Notice of Change of Auditors and response letters of Brown Smith Owen LLP and KPMG LLP, which collectively comprise the Reporting Package that is required under National Policy 31 of the Canadian Securities Administrators, are attached as Schedule B to this Management Information Circular.

Election of Directors

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Corporation or the Business Corporations Act (Alberta).  It is the intention of the persons named as proxy holders in the enclosed instrument of proxy to vote for the election to the Board of those persons hereinafter designated as nominees for election as directors.  The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Corporation presently held by him; his principal occupation at present and during the preceding five years; the period during which he has served as a director; and the number of voting shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of the date hereof:

Name and Place of Residence	Present and Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned(3)
Leigh Bilton Calgary, Alberta	Manager, Field Operations of the Corporation from August, 2001 to present. Prior thereto Vice-President, Operations, Canadian 88 Energy Corporation from prior to 1998 to August 2001.	May 2002	14,654
Dale G. Blue, (2) Toronto, Ontario	Retired. Prior thereto Chairman, Chief Executive Officer and President, Chase Manhattan Bank of Canada from 1996 to 2001.	June 2001	Nil
Charles Dallas, Innisfail, Alberta	Independent businessman and rancher from prior to 1998 to present.	June 2000	43,444
Thomas J. Harp, (1) Calgary, Alberta	President of Harp Resources Ltd., a private resource company and prior thereto Chief Executive Officer of Coyote Oilfield Rentals (Alberta) Ltd.	June 2000	Nil
Gregory S. Noval, (2) Turner Valley, Alberta	President and Director of the Corporation; President and Chief Executive Officer, Canadian 88 Energy Corporation from prior to 1998 to March, 2000.	June 1996	3,899,551
Robert A. Pilling, Calgary, Alberta	Vice President, Corporate Secretary and Director of the Corporation; Vice President, Administration and Corporate Secretary, Canadian 88 Energy Corporation from prior to 1995 to present.	June 1996	206,948
Fred Purich, (1) Calgary, Alberta	Independent businessman from prior to 1996 to present.	January 1998	229,268
J. Ronald Woods, (1) Toronto, Ontario	President of Rowood Capital Corp., a private investment company.	June 2001	6,920

Notes:

(10)

Denotes member of Audit Committee.

(11)

Denotes member of Executive Committee.

(12)

The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Corporation’s transfer agent.

Amendment of Stock Option Plan

Shareholders will be asked at the Meeting to approve a resolution to amend the Plan to increase the number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan.  The Plan is described above under “Compensation of Executive Officers – Stock Option Plan”.

Under the Plan, the current maximum number of Common Shares that may be issued pursuant to options granted under the Plan is 6,325,000.  Shareholders are being asked to increase this maximum by 2,425,000 for a new Plan maximum of 8,750,000.

As at the date of this management proxy circular, the Corporation has 5,945,001 common shares reserved for issuance under the Plan and outstanding options to purchase 5,815,668 Common Shares.  As a result of the increase of the Plan maximum by 2,425,000 Common Shares, and a consequent increase in shares reserved for issuance pursuant to the Plan, the Corporation will have the ability to grant a further 2,554,333 options for a total of 8,370,001 common shares reserved for issuance pursuant to the Plan, or approximately 9.5% of the 87,627,006 issued and outstanding common shares as at the date hereof.

The Board believes such an increase is necessary to ensure incentives for growth and in order to provide an adequate number of options for grant to current and future directors, officers, employees and consultants.

Pursuant to the policies of the TSX, the increase must be approved by the holders of a majority of Common Shares and the TSX.  Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following resolution:

 “BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS THAT:

The Stock Option Plan (the “Plan”) of the Corporation be amended to increase the maximum number of Common Shares that may be reserved for issuance by 2,425,000 Common Shares to provide for a Plan maximum total of 8,750,000 Common Shares.”

Unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the above resolution.

Reduction of Stated Capital

The Corporation’s management believes that the Corporation’s financial position remains strong and that continuing to record a deficit on the balance sheet does not properly reflect this situation. Management is therefore proposing that the Corporation’s deficit as at December 31, 2002 be eliminated through a reduction of the stated capital of the Common Shares.  Shareholders of the Corporation will be asked to consider and, if deemed advisable, to approve, by way of special resolution, a reduction in the stated capital of the Corporation pursuant to Section 38 of the Business Corporations Act (Alberta) by reducing the stated capital of the Common Shares by $17,057,000, being the Corporation’s deficit as at December 31, 2002.  The deficit resulted from the write-down of oil and gas assets of the Corporation pursuant to the application of the ceiling test.

Management of the Corporation advises that there are no reasonable grounds for believing that the Corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or that the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities.

The reduction in the amount of stated capital will not change the total amount of shareholders’ equity, nor will it adversely affect the debt to common equity ratio or have any immediate tax consequences to shareholders.  The reduction of the stated capital may have an effect on shareholders if the Corporation is wound-up and makes a distribution to its shareholders or if the Corporation redeems, cancels or acquires the Common Shares.  Generally speaking, upon such transactions, a holder or former holder of Common Shares will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the stated capital of his Common Shares, which dividend would be subject to tax under the Income Tax Act (Canada).  The Corporation has, at present, no plans involving the transactions described above.

Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following resolution:

“WHEREAS it is proposed that the stated capital account of the Common Shares of the Corporation be reduced;

AND WHEREAS the shareholders have been advised by management of the Corporation that there are no reasonable grounds for believing that the Corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or that the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities;

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

The stated capital of the Corporation be and is hereby reduced pursuant to Section 38 of the Business Corporations Act (Alberta) by deducting from the stated capital account for the common shares of the Corporation, the amount of $17,057,000, being the amount of the Corporation’s deficit as at December 31, 2002, and that such reduction be applied to eliminate the deficit of the Corporation as at December 31, 2002.”

The Board has determined that the reduction in stated capital is in the best interests of the Corporation and therefore recommends approval of the special resolution set forth above which, in order to be effective, must be passed by at least two-thirds of the votes cast on such special resolution at the Meeting.  Unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the above resolution.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Annual and Special Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed instrument of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

APPROVAL

The contents and sending of this management information circular have been approved by the Board of Directors.

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta as of April 30, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Gregory S. Noval,
President and Chief Executive Officer

(Signed) Robert A. Pilling,
Vice President and Corporate Secretary

A-#

SCHEDULE A

TSX Corporate Governance Guidelines	Comments

1.

Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:

(a)

adoption of a strategic planning process;

(b)

identification of principal risks of the Corporation’s business and ensure the implementation of appropriate risk-management systems;

(c)

succession planning and monitoring senior management;

(d)

communication policy; and

(e)

integrity of internal control and management systems.

The Board has full plenary power to oversee the conduct of the business and to supervise management of the business and affairs of the Corporation.  The Board’s fundamental objectives are to enhance and preserve long term shareholder value and to ensure that the Corporation meets its objectives on an ongoing basis.  The Board has acknowledged its responsibility for overall stewardship of the Corporation, including responsibility for:

•

appointment of executive officers;

•

review on a periodic basis of strategic objectives for management;

•

ensuring the implementation of appropriate systems to manage risks;

•

approving all financings and significant acquisitions or dispositions;

•

ensuring the implementation and integrity of internal control and management information system;

•

monitoring compliance with all significant policies and procedures and applicable laws and regulations; and

•

ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law.

1. Majority of directors should be unrelated.	Four of the eight members of the Board of Directors are unrelated.
2. Disclose for each director whether he or she is related, and how that conclusion was reached.

Mr. Noval, Mr. Pilling and Mr. Bilton are considered “related” directors as they hold the position of President & CEO, Vice President & Corporate Secretary, and Manager, Field Operations, respectively.  Mr. Thomas J. Harp is considered “related” as the Corporation paid for equipment rentals at normal commercial terms to a company controlled by him.  All of the other directors are considered to be “unrelated” directors as they are free of any interest in any business or other relationship, which could interfere, or which could reasonably be perceived to interfere, materially with their ability to act with a view to the best interests of the Corporation.

3. Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new Board nominees and assessing directors.	Board nominations have historically been handled by the Board of Directors as a whole.
4. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.	This matter is handled by the Board of Directors as a whole.
5. Provide orientation and education programs for new directors.	We provide orientation to new directors on an ad hoc basis upon them being invited to join the Board of Directors based upon the director’s background and knowledge of our operations.
6. Examine the size of the Board with a view to effectiveness and consider reducing the size of the Board.	The Board periodically examines the size of the Board with a view to its effectiveness. The Board believes that the current size is appropriate at this time.
7. Review compensation of directors in light of risks and responsibilities.	The Chief Executive Officer reviews compensation of directors annually and makes recommendations to the full Board with respect to directors’ compensation.
8. Committees should generally be composed of non-management and unrelated directors.

The Audit Committee is composed of Mr. Purich, Mr. Harp and Mr. Woods, all of whom are non-management and unrelated directors, with the exception of Mr. Harp who is related.  Until Mr. Axford’s retirement, the Executive Committee was composed of a majority of non-management and unrelated directors being Mr. Axford and Mr. Blue, both of whom are non-management and unrelated directors and Mr. Noval who is a management director.  The executive committee will be reconstituted after the Meeting.

9. Appoint a committee responsible for approach to corporate governance issues.

The Board of Directors as a whole is responsible for developing and monitoring the Corporation’s approach to corporate governance practices.   The Corporation intends to establish a corporate governance committee after the Meeting.

10. Define limits to management’s responsibilities by developing mandates for the Board and the CEO.

The Board establishes the overall policies and standards for the Corporation.  The Board relies on management to provide information required by it to properly perform its duties and expects management to keep it properly apprised of matters affecting the Corporation.

The President and CEO is accountable to the Board for meeting corporate objectives which are approved by the Board.  The Board has delegated to the President and CEO the responsibility for the day-to-day management of business, subject to compliance with any plans and objectives approved from time to time by the Board, but has retained all residual powers.

The Board should approve the CEO’s corporate objectives.	All corporate objectives are approved by the Board.
11. Establish procedures to enable the Board to function independently of management.

The Board had previously appointed a chairman who is independent of management, however that position is currently vacant.  The independence of the Board is further assured by the unfettered access of the four “unrelated” directors to information regarding the Corporation’s activities, their ability to engage outside advisors and their power to meet independently of management.

12. Establish an audit committee with a specifically defined mandate.

The Board has established an audit committee which has a defined mandate.  This mandate includes:

•

review of all audited and unaudited financial statements;

•

review of management’s recommendations for the appointment of external auditors as well as reviewing the terms of the external auditor’s engagement, the appropriateness and reasonableness of the auditor’s fees and making a recommendation to the Board with respect to their approval;

•

review the annual audit plan with management and the external auditors;

•

review with management and the external auditors any proposed changes in significant accounting policies, the presentation and impact of significant risks and uncertainties and key estimates in judgments of management that may be material to financial reporting;

•

review of internal control systems based primarily on reports received from the Corporation’s auditors;

•

meeting privately with the external auditors to discuss any issues which may impact upon their ability to complete their work and other matters which are of concern; and

•

review the appointment of the chief financial officer and other key financial executives involved in the financial reporting process.

(b) All members of the audit committee should be non-management directors.	All members of the audit committee are non-management directors.
13. Implement a system to enable individual directors to engage outside advisors, at the Corporation’s expense.	Individual directors may engage outside advisors, at the expense of the Corporation in appropriate circumstances.

SCHEDULE B

NATIONAL POLICY 31 REPORTING PACKAGE

CANADIAN SUPERIOR
ENERGY INC.

May 7, 2003

Brown Smith Owen LLP
4921 – 47 Street
Red Deer, Alberta T4N 1R4

Attention: Larry Owen

and

KPMG LLP
1200, 205 – 5th Avenue SW
Calgary, AB T2P 4B9

Attention: Peter Henry

Dear Sirs:

Re: Notice of Change of Auditors

We wish to confirm that Brown Smith Owen LLP (the "Former Auditor") has declined to stand for re-appointment at the end of their existing term as auditors of Canadian Superior Energy Inc. (the "Corporation"), effective at the close of the next meeting of the shareholders of the Corporation. The Corporation proposes to appoint KPMG LLP (the "Successor Auditor") as auditors of the Corporation, subject to the approval of the Corporation's shareholders at the next shareholder meeting.

We also wish to confirm that:

(a) there have been no reservations contained in the audit reports of the Former Auditor on the balance sheet of the Corporation as at December 31, 2002 and 2001 and the statements of earnings and retained earnings and cash flows for each of the years then ended;

(b) the decision of the Former Auditor not to stand for re-appointment and the appointment of KPMG LLP as successor auditors was considered and approved by the Corporation's audit committee; and

(c) there have been no reportable events (disagreements, unresolved issues or consultations as described in National Policy No. 31 of the Canadian Securities

CAL_DOCS #1353016 v. 1

Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 Ph: (403) 294-1411 Fax: (403) 216-2374

- 2 -

Administrators) in connection with the audit by the Former Auditor of the Corporation's financial statements as described above.

In accordance with National Policy No. 31 of the Canadian Securities Administrators, please prepare and deliver to the Corporation and to the Former Auditor and Successor Auditor, as the case may be, a letter addressed to the securities regulatory authorities in all provinces of Canada stating your agreement or disagreement with the information contained in this notice, based on your knowledge of such information at the time. In the event of disagreement, please state your reasons therefor.

Please forward such letters to the Corporation c/o Conni M. Gibson at Suite 3300, 421 - 7th Avenue SW, Calgary, AB T2P 4K9, (fax) 260-3501.

This letter and your reply will be included by the Corporation in the information circular that the Corporation will be mailing to its shareholders for its next annual meeting.

Yours very truly,

Canadian Superior Energy Inc.

Robert A. Pilling
Vice-President and Corporate Secretary

Brown Smith Owen LLP
Chartered Accountants

May 7, 2003

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Office of the Administrator of Securities New Brunswick

Commission des valeurs mobilières du Québec

Securities Division,
Department of Government Services and Lands
Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Prince Edward Island
Department of Community Affairs & Attorney General

Dear Sirs:

Re: Canadian Superior Energy Inc. - Change of Auditors

We have read the notice of change of auditors of Canadian Superior Energy Inc. dated May 7, 2003 and, based on our knowledge at this time of the information contained in such notice, are in agreement with the information contained therein.

Yours very truly,

Brown Smith Owen LLP

Brown Smith Owen LLP

cc.: Robert A. Pilling, *Canadian Superior Energy Inc.*
Peter Henry, *KPMG LLP*
Conni M. Gibson, *McCarthy Tétrault LLP*

CAL_DOCS #1353024 v. 1

4921 47 STREET, RED DEER, ALBERTA, CANADA T4N 1R4 PHONE (403) 342-5900 FAX (403) 347-6645

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

May 7, 2003

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services
Commission Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Office of the Administrator of Securities
New Brunswick

Commission des valeurs mobilières du Québec

Securities Division,
Department of Government Services and Lands
Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Prince Edward Island
Department of Community Affairs and Attorney General

Dear Sirs

Canadian Superior Energy Inc. – Change of Auditors

We have read the notice of change of auditors of Canadian Superior Energy Inc., dated May 7, 2003 and are in agreement with the statements contained in such notice.

Yours very truly

KPMG LLP

Chartered Accountants
Calgary, Canada

:sj desktop/Canadian Superior Policy 31.doc

cc: Robert A. Pilling, *Canadian Superior Energy Inc.*
Larry Owen, *Brown Smith Owen LLP*
Conni M. Gibson, *McCarthy Tétrault LLP*

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss association.

CANADIAN SUPERIOR ENERGY INC.

PROXY
Solicited by Management for the Annual Meeting
of Shareholders to be held on June 27, 2003

The undersigned holder of common shares of Canadian Superior Energy Inc. (the “Corporation”) hereby appoints Gregory S. Noval, President of the Corporation, or, failing him, Robert A. Pilling, Corporate Secretary of the Corporation, or instead of either of the foregoing, as proxyholder, with full power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation owned by the undersigned for and on behalf of the undersigned at the Annual and Meeting of shareholders of the Corporation (the “Meeting”) to be held in the Viking Room, Calgary Petroleum Club, 319-5th Avenue S.W., Calgary, Alberta, T2P 0L5 on June 27, 2003, commencing at 10:30 a.m. (Calgary time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof.

The said proxyholder is instructed to vote as specified below:

1.

FOR (     ) or TO WITHHOLD FROM VOTING FOR (     ) the appointment of KPMG LLP as auditors of the Corporation and to authorize the Board of Directors to fix such auditors’ remuneration.

2.

FOR (     ) or TO WITHHOLD FROM VOTING FOR (     ) the election of each of the nominees named in the accompanying management proxy circular as directors of the Corporation.

3.

FOR(     ) OR AGAINST (     ) the resolution to amend the to amend the Corporation’s incentive stock option plan (the “Plan”) to increase the maximum number of common shares that may be reserved for issuance pursuant to options granted under the Plan as more particularly set out in the Management Information Circular dated April 30, 2003.

4.

FOR(     ) OR AGAINST (     ) the special resolution authorizing the Corporation to reduce its stated capital by deducting from the stated capital account maintained for the common shares of the Corporation $17,057,000, being the Corporation’s deficit as at December 31, 2002.

5.

On any other matters that may properly come before the Meeting in such manner as the said proxyholder may see fit.

The Common Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions.  In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1 2, 3 and 4 above.

If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgement of the appointed proxyholder.

Capitalized terms used in this proxy not otherwise defined herein shall have the meanings ascribed to such terms in the accompanying management information circular.

DATED this

 day of

, 2003.*

Signature of Shareholder

Please Print Name

*

If this proxy is not dated, it shall be deemed to bear the date on which it is received by Computershare Trust Company of Canada.

**

This proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized.  Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE:

A shareholder has the right to appoint a person or company (who need not be a shareholder of the Corporation) other than the persons designated in this proxy as his or her nominee to attend and to act for him or her and on his or her behalf at the Meeting.  To exercise such right, the Shareholder should insert the name of his or her nominee in the blank space provided for that purpose above or complete another proxy and deliver it as indicated below.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS PROXY AND RETURN IT TO THE CORPORATION’S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 600, 530 - 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8.  IN ORDER TO BE VALID, PROXIES MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA AT THE ABOVE ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS IN THE PROVINCE OF ALBERTA) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.